Filed Pursuant to Rule 424(b)(3)
Registration No. 333-165643

CARTER VALIDUS MISSION CRITICAL REIT, INC.

SUPPLEMENT NO. 3 DATED JUNE 29, 2012

TO THE PROSPECTUS DATED APRIL 26, 2012

This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT, Inc., dated April 26, 2012, Supplement No. 1, dated May 25, 2012 and Supplement No. 2, dated May 30, 2012. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

(1)	the status of our initial public offering of shares of common stock;

(2)	the completion of our acquisition of the HPI Integrated Medical Facility; and

(3)	our entry into a loan agreement.

Status of Our Public Offering

We commenced our initial public offering of 175,000,000 shares of common stock on December 10, 2010 (the “Offering”). Of these shares, we are offering 150,000,000 shares in a primary offering and 25,000,000 shares pursuant to our distribution reinvestment plan (“DRIP”). As of June 27, 2012, we had accepted investors’ subscriptions for and issued 9,029,905 shares of our common stock in the Offering (including shares of common stock issued pursuant to the DRIP), resulting in our receipt of gross proceeds of $89,786,990. In addition, we have special escrow requirements for subscriptions from residents of Pennsylvania, the conditions of which were satisfied on June 25, 2012. As of June 27, 2012, we had 165,970,095 shares of our common stock remaining in our Offering.

We will offer shares of our common stock pursuant to the Offering until December 10, 2012, unless all shares being offered have been sold, in which case the Offering will be terminated. If all of the shares we are offering in the Offering have not been sold by December 10, 2012, we may extend the Offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our Offering of shares reserved for issuance pursuant to the DRIP until we have sold all shares allocated to the DRIP through the reinvestment of distributions, in which case participants in the DRIP will be notified. The Offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the Offering at any time prior to the stated termination date.

Acquisition of HPI Integrated Medical Facility

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary—Our Investment Objectives” section on page 5 of the prospectus and the “Investment Objectives, Strategy and Criteria—Description of Real Estate Investments” section beginning on page 112 of the prospectus.

On June 28, 2012, HC-14024 Quail Pointe Drive, LLC (“HC-14024 Quail Pointe”), a wholly owned subsidiary of Carter/Validus Operating Partnership, LP (“CVOP”), our operating partnership, acquired 100% of the fee simple interest in an approximately 34,970 square foot integrated medical facility (the “HPI Integrated Medical Facility”), located in Oklahoma City, Oklahoma for a purchase price of $9,274,000, plus closing costs. The seller of the HPI Integrated Medical Facility, Broadway Realty Partners, LLC, is not affiliated with us, our advisor or our respective affiliates.

Financing and Fees

We financed the purchase of the HPI Integrated Medical Facility using $6,028,100 in borrowings from American Momentum Bank (“American Momentum”) and the net proceeds from our initial public offering, as further disclosed below under the caption “Entry into Loan Agreement”. In connection with the acquisition, we paid an acquisition fee of approximately $185,480, or 2% of the purchase price, to our advisor, Carter/Validus Advisors, LLC.

Description of the Property

The HPI Integrated Medical Facility was constructed in 2007 with 34,970 square feet and is located on approximately 3.23 acres in Oklahoma City, Oklahoma. As of June 28, 2012, the HPI Integrated Medical Facility was 100% leased to Healthcare Partners Investments, LLC (“HPI”). All of the operations at the HPI Integrated Medical Facility and the principal nature of business of the HPI Integrated Medical Facility are healthcare related.

In evaluating the HPI Integrated Medical Facility as a potential acquisition and determining the appropriate amount of consideration to be paid for such acquisition, a variety of factors were considered, including the property condition and environmental reports, physical condition and curb appeal, age, location, including visibility and access, tenant creditworthiness, lease terms, including rent, rent increases, length of lease term, specific tenant and landlord responsibilities, renewal options, expansion, termination, purchase options, exclusive and permitted use provisions, assignment, sublease and co-tenancy provisions, local market conditions, demographics and population growth patterns, neighboring properties, the potential for new property construction in the area and whether there were any anticipated required capital improvements.

The following table summarizes the acquisition of the HPI Integrated Medical Facility:

Property Description	Date Acquired	Year Built	Purchase Price	Fees Paid to Sponsor (1)	Initial Yield (2)	Average Yield (3)	Physical Occupancy
HPI Integrated Medical Facility	06/28/2012	2007	$9,274,000	$185,480	8.00%	9.02%	100.0%

(1)	Fees paid to sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. It does not include fees paid to any property manager, including our affiliated property manager. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 84 of the prospectus.

(2)	Initial yield is calculated as the current annualized rental income for the in-place leases at the respective property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. In general, the properties are subject to long-term net leases. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(3)	Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place leases over the non-cancellable lease term at the respective property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. In general, the properties are subject to long-term net leases. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

The following table shows, as of June 28, 2012, the current effective annual rental income, lease expiration and renewal options for the sole tenant of the HPI Integrated Medical Facility:

Tenant	Square Feet	Renewal Options	Current Annual Base Rent		Base Rent Per Square Foot	Lease Term
HPI	34,970	None	$741,000	(1)	$21.19	6/28/2012	6/27/2029

(1)	The annual base rent under the lease increases by 1.5% of the then-current base rent.

We believe the HPI Integrated Medical Facility is suitable for its present and intended purpose as a healthcare facility and adequately covered by insurance. We currently have no plans for any renovations, improvements or further development of the HPI Integrated Medical Facility.

For 2011, the real estate taxes on the HPI Integrated Medical Facility were approximately $71,222. For federal income tax purposes, we estimate that the depreciable basis in the HPI Integrated Medical Facility will be approximately $8,575,000. For federal income tax purposes, we depreciate personal property and buildings based upon an estimated useful life of 7 and 39 years, respectively.

The HPI Integrated Medical Facility is located in the Oklahoma City, Oklahoma metropolitan area, and as such may compete with other integrated medical facilities for tenants if the tenant leases are not renewed.

We will pay an affiliate of our advisor a property management and leasing fee of 3% of the gross monthly revenues derived from the operations of the HPI Integrated Medical Facility. Among other things, the property manager has the authority to negotiate and enter into leases for the HPI Integrated Medical Facility on our behalf, to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Our other affiliates may receive additional fees or compensation as a result of the acquisition of the HPI Integrated Medical Facility in accordance with the compensation provisions described in the prospectus.

Entry into Loan Agreement

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Criteria—Placement of Debt on Certain Real Property Investments” section on page 114 of the prospectus.

On June 28, 2012, in connection with our acquisition of the HPI Integrated Medical Facility, HC-14024 Quail Pointe entered into a loan agreement (the “Loan Agreement”) with American Momentum to obtain a loan in the principal amount of $6,028,100 (the “Loan”), which is secured by a first priority interest in the HPI Integrated Medical Facility. The material terms of the Loan Agreement provide for the following: (i) a fixed interest rate of 4.75%; (ii) a default interest rate equal to the lesser of (x) the maximum legal rate (as defined in the Loan Agreement) or (y) 9.75%; (iii) a maturity date of June 28, 2017; provided, however, that the Loan will become automatically due and payable at the option of American Momentum upon the happening of an event of default, as defined in the Loan Agreement; (iv) the Loan may be extended one year up to two times upon the request of HC-14024 Quail Pointe to American Momentum, as defined in the Loan Agreement; (v) the Loan can be prepaid at any time during its term subject to HC-14024 Quail Pointe’s obligation to pay a breakage fee to American Momentum, if applicable; and (vi) HC-14024 Quail Pointe must maintain a debt service coverage (as defined in the Loan Agreement) of at least 1.50. The Loan Agreement does not require HC-14024 Quail Pointe to escrow funds for capital reserves, taxes, or insurance unless HC-14024 Quail Pointe has incurred an event of default, in which case it will be required to escrow funds for taxes and insurance as determined by American Momentum. Subject to certain exceptions, the Loan is recourse as to HC-14024 Quail Pointe. The Loan Agreement also contains various affirmative and negative covenants that are customary for loan agreements and transactions of this type, including limitations on the incurrence of additional debt by HC-14024 Quail Pointe.

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